# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLURION TECHNOLOGIES, INC., CIK 0001964979
CUSIP: 02008G201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760
Date of event which requires filing of this statement: 02/26/2026
Amends the filing with accession number 0000902664-23-004381
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,891,430; sole dispositive power 0; shared dispositive power 5,891,430; aggregate amount beneficially owned 5,891,430 (39.4% of the class)
- RTW Master Fund, Ltd. (CIK 0001493219): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,138,798; sole dispositive power 0; shared dispositive power 3,138,798; aggregate amount beneficially owned 3,138,798 (21% of the class)
- RTW Innovation Master Fund, Ltd. (CIK 0001776733): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,427,089; sole dispositive power 0; shared dispositive power 2,427,089; aggregate amount beneficially owned 2,427,089 (16.2% of the class)
- Roderick Wong (CIK 0001493280): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,891,430; sole dispositive power 0; shared dispositive power 5,891,430; aggregate amount beneficially owned 5,891,430 (39.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ALLURION TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon the sum of (i) 12,279,181 Shares outstanding as of January 5, 2026 as reported in the Issuer's prospectus dated January 16, 2026 filed with the Securities and Exchange Commission (the "SEC") on January 20, 2026 and (ii) 2,659,565 Shares issued pursuant to an Inducement Offer to Exercise Common Stock Purchase Warrants dated February 24, 2026, which closed on February 26, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions with respect to the securities of the Issuer have been effected during the past sixty days by any Reporting Person. The percentage ownership reported in this Schedule 13D/A reflect an increase in the number of outstanding shares of the Issuer.

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (03/02/2026)
- RTW Master Fund, Ltd.: /s/ Darshan Patel, Darshan Patel, Director (03/02/2026)
- RTW Innovation Master Fund, Ltd.: /s/ Darshan Patel, Darshan Patel, Director (03/02/2026)
- Roderick Wong: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (03/02/2026)